UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YYY) AND ENDING 06/30/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTWICKE SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

6 PARK STREET

(No. and Street)

| TOPSFIELD | MA | 01983 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN WOODLAND — 978-887-5981

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

| 11 VANDERBILT AVENUE SUITE 220 | NORWOOD | MA | 02062 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

| FOR OFFICAL USE ONLY |
|---|
| |

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

## OATH OR AFFIRMATION

I, BRIAN WOODLAND ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNTWICKE SECURITIES, LLC , as of JUNE 30 , 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

FERNANDO GARCIA
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 08/23/2024

Signature

MEMBER

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# HUNTWICKE SECURITIES LLC

## FINANCIAL STATEMENTS

## JUNE 30, 2021

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

# Report of Independent Registered Public Accounting Firm

To the Sole Member
of Huntwicke Securities LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huntwicke Securities LLC as of June 30, 2021, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huntwicke Securities LLC as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of Huntwicke Securities LLC's management. Our responsibility is to express an opinion on Huntwicke Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huntwicke Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Huntwicke Securities LLC's financial statements. The supplemental information is the responsibility of Huntwicke Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Huntwicke Securities LLC's auditor since 2009.

Norwood, Massachusetts

August 3, 2021

## HUNTWICKE SECURITIES LLC

## STATEMENT OF FINANCIAL CONDITION

**June 30, 2021**

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 80,695 |
| Securities Owned: | | |
| Marketable equity securities, trading, at market value (level one) | | 156,750 |
| Non-Marketable equity securities, trading, at market value (level three) | | 18,000 |
| Cash at broker | | 154,760 |
| Recievables from others | | 60,000 |
| Other assets | | 16,756 |
| | $ | 486,961 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Commissions payable | $ | 57,000 |
| Due to affiliates | | 13,936 |
| | | 70,936 |
| Members' Equity | | |
| Member's capital | | 416,238 |
| Accumulated other comprehensive income | | (213) |
| | $ | 486,961 |

The accompanying notes are an integral part of these financial statements.

## HUNTWICKE SECURITIES LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED June 30, 2021

| | |
|---|---|
| Revenues: | |
| Private placement revenue | $ 2,171,721 |
| Introduction fee revenue | 817,898 |
| Interest and dividends | 1,965 |
| Other consulting income | 180,000 |
| Expense reimbursment | 17,281 |
| | 3,188,865 |
| Expenses: | |
| Commission expense | 2,716,882 |
| Communications and data processing | 5,974 |
| Occupancy | 27,224 |
| Professional fees | 42,464 |
| Salaries and payroll taxes | 28,743 |
| Other expenses | 34,918 |
| | 2,856,205 |
| Net income | $ 332,660 |
| Other Comprehensive Income (Loss) | |
| Unrealized holding gain on investments arising during the period | 2,187 |
| Total Comprehensive Income | $ 334,847 |

The accompanying notes are an integral part of these financial statements.

**HUNTWICKE SECURITIES LLC**

**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

**FOR THE YEAR ENDED June 30, 2021**

| | Accumulated Other Comprehensive Income | Members' Capital | Total |
|---|---|---|---|
| Balance at beginning of the year | $ (2,400) | $ 253,578 | $ 251,178 |
| Total Comprehensive income | 2,187 | 332,660 | 334,847 |
| Distributions | 0 | (170,000) | (170,000) |
| Balance at end of the year | $ (213) | $ 416,238 | $ 416,025 |

The accompanying notes are an integral part of these financial statements.

# HUNTWICKE SECURITIES LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED June 30, 2021

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Total Comprehensive income | $ | 334,847 |
| Adjustments to reconcile net income to net cash from operating activities: | | |
| Decrease (increase) in operating assets: | | |
| Decrease in receivable from others | | 305,000 |
| Increase in other assets | | (2,269) |
| Increase in marketable securities | | (190,752) |
| Decrease in non-marketable securities | | 6,600 |
| (Decrease) increase in operating liabilities: | | |
| Decrease in commissions payable | | (271,500) |
| Increase in due to affiliate | | 13,936 |
| Net cash provided by operating activities | | 195,862 |
| Cash flows used for financing activities: | | |
| Capital withdrawals | | (170,000) |
| Increase in cash | | 25,862 |
| Cash at beginning of the year | | 54,833 |
| Cash at end of the year | $ | 80,695 |

| | | |
|---|---|---|
| Supplemental cash flow disclosures: | | |
| Interest payments | $ | 0 |
| Income tax payments | $ | 0 |

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Marketable/Non-Marketable Securities

Marketable/Non-Marketable securities are valued at market value. Cost is determined on the on the specific identification method. At June 30, 2021, marketable/non-marketable securities classified as trading had gross unrealized income of $2,187.

Income Taxes

The Company does not record a provision for income taxes because the sole member reports the LLC's income or loss on their income tax return. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

Revenue Recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
The Company books revenue from private placement transactions on the date when the performance obligation is completed.
The Company books revenue from introduction transactions upon completion of a transaction between two introduced parties. The Company earns compensation only when the transaction is completed, and often is not aware of the timing of such transaction.

Receivables from non-customers

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

## NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2021 the Company had net capital of $279,846 which was $274,846 in excess of its required net capital of $5,000. The Company's net capital ratio was .2535 to 1

## NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with related parties Huntwicke Capital Group and Huntwicke Financial, Inc. Expenses include all costs for which the Company derives a benefit including salaries, rent, telephone, copy services, etc. The Company reimbursed the related parties for those expenses. For the fiscal year these expenses totaled $43,944. At June 30, 2021, the Company owed $13,936 to these entites.

The Company rents office space (included in the expense sharing agreement) from Huntwicke Financial, Inc., partially owned by the managing member, as a tenant at will.

The Company paid the related parties $20,450 for rent for the year ending June 30, 2021.

## NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

The Company made distributions of $170,000 to Huntwicke Financial, Inc. for the fiscal year ending June 30, 2021.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

## NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company derived 69% of their revenue from three clients.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

The company at June 30, 2021 has no unfulfilled contracts, commitments or contingencies

## NOTE 6 – COVID 19

In early March 2021, the COVID-19 virus was declared a global pandemic, resulting in federal, state and local governments mandating various restrictions. Due to public health concerns, and guidelines, in-person programing and events were suspended or curtailed. Management is continuing to monitor operational and financial contingency plans to address interruptions in the mission critical programming caused by the emergency. The Company's priorities are to ensure the safety of our staff, and clients, and future ongoing operations. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the restrictions, and the related financial impact cannot be estimated at this time.

## NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 3, 2021, the date on which the financial statements were available to be issued.

# HUNTWICKE SECURITIES LLC

## SUPPLEMENTARY SCHEDULES

## JUNE 30, 2021

## SCHEDULE I

## HUNTWICKE SECURITIES LLC

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

**June 30, 2021**

| | | |
|---|---|---|
| Aggregate Indebtedness: | | |
| Commissions payable | $ 57,000 | |
| Due to affiliates | 13,936 | |
| | $ 70,936 | |
| Net Capital: | | |
| Members' capital | | $ 416,025 |
| Adjustments to net capital: | | |
| Receivable from others | | (60,000) |
| Non-Marketable securities, trading, at market value | | (18,000) |
| Other assets | | (16,756) |
| Haircuts and undue concentration | | (41,423) |
| Net Capital, as defined | | $ 279,846 |
| AI Requirement | | 4,729 |
| Minimum Requirement | | 5,000 |
| Net capital requirement | | 5,000 |
| Net capital in excess of requirement | | $ 274,846 |
| Ratio of aggregate indebtedness to net capital | | .2535 to 1 |

Reconciliation with Company's computation of net capital:

| | |
|---|---|
| Net capital as reported in Company's Part IIA (unaudited) Focus Report | $ 274,846 |
| Net audit adjustments | - |
| Increase in non-allowables and haircuts | - |
| Net capital per above | $ 274,846 |

There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited X-17A-5 as of June 30, 2021.

The accompanying notes are an integral part of these financial statements.

**SCHEDULE II**

**HUNTWICKE SECURITIES LLC**

**COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

**JUNE 30, 2021**

Huntwicke Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities and (b) selling tax shelters or limited partnerships in primary distributions and the Company (1) did not directly or indirectly receive , hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Sole Member
of Huntwicke Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Huntwicke Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Huntwicke Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Huntwicke Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion respectively, on Huntwicke Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Huntwicke Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
August 3, 2021

**HUNTWICKE SECURITIES LLC**

**SCHEDULE OF ASSESSMENT AND PAYMENTS**

**FOR THE YEAR ENDED June 30, 2021**

| Payment Date | To Whom Paid | Amount |
|---|---|---|
| 1/28/2021 | SIPC, Washington DC | $ 3,404 |
| 7/13/2021 | SIPC, Washington DC | $ 1,353 |

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

## Report of Independent Registered Public Accounting Firm

To the Sole Member
of Huntwicke Securities LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Huntwicke Securities LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Huntwicke Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings, private placement of securities, including oil and gas, and merger and acquisition advisory services throughout the most recent fiscal year without exception. Huntwicke Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huntwicke Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs 17 C.F.R. 240.17a-5 (d)(1) and (4) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
August 3, 2021

Huntwicke
SECURITIES

# Huntwicke Securities LLC Exemption Report

Huntwicke Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings;
   b. Private placement of securities, including oil and gas; and
   c. Merger and acquisition advisory services

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Huntwicke Securities LLC

I, Brian Woodland, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Woodland
President

7/28/21
Date

6 Park St Topsfield, MA 01983
(978)887-5981